SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number 0-22276
NOTIFICATION OF LATE FILING
(Check One):     ☐  Form 10-K and Form 10-KSB   ☐  Form 11-K    ☐   Form 20-F    ☒   Form 10-Q and Form 10-QSB   ☐   Form N-SAR
For Period Ended:                       September 30, 2005

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR
For the Transition Period Ended:                      Not Applicable
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:                      Not Applicable
PART I
REGISTRANT INFORMATION
Full name of registrant:                       Allied Holdings, Inc.
Former name if applicable:                       Not Applicable
Address of principal executive office (Street and number):                       160 Clairemont Avenue, Suite 200
City, State and Zip Code:                       Decatur, Georgia 30030
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PART II
RULE 12b-25 (b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:
     The Registrant requires additional time to prepare and file its Quarterly Report on Form 10-Q for the period ended September 30, 2005. Registrant was unable to complete the preparation of its financial statements by November 14, 2005. The Registrant expects to file its Quarterly Report on Form 10-Q no later than November 21, 2005, the 5th calendar day following the prescribed due date.
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PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Thomas M. Duffy	(404)	370-4225

(Name)	(Area code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes     ☐  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes     ☐  No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (Refer to Attachment to Part IV — Other Information)
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                    Allied Holdings, Inc.
(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: November 15, 2005	By:	/s/ Thomas H. King
		Name:	Thomas H. King
		Title:	Executive Vice President and Chief Financial Officer

12b-25- Page 4

Attachment to PART IV — OTHER INFORMATION
During the second quarter of 2005, Registrant recorded an impairment charge of $79.2 million (approximately $67.9 million, net of taxes) to the goodwill of its Automotive Group. Primarily as a result of this non-cash impairment charge, Registrant anticipates reporting a significant change between the results of operations for the nine months ended September 30, 2005 and the results of operations for the nine months ended September 30, 2004. In addition, Registrant anticipates reporting a significant change between the results of operation for the three months ended September 30, 2005 and the results of operations for the three months ended September 30, 2004 due primarily to an increase in the estimated cost to settle certain prior years’ workers’ compensation claims. Since Registrant has not yet completed the preparation of its financial statements for the three and nine months ended September 30, 2005, Registrant is unable to provide an estimate of the results to be included in the subject report or the potential effects such changes may have on the Registrant.
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